

March 8, 2012

Via E-Mail
Mr. Mark D. Okerstrom
Chief Financial Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, WA 98004

> **Re:** **Expedia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 000-51447**

Dear Mr. Okerstrom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis
Financial Position, Liquidity and Capital Resources, page 44

1. Please revise to disclose an estimate of your expected capital expenditures for the following fiscal year.

Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss), page F-4

2. We note that during 2011 you completed the spin-off of TripAdvisor, Inc. and as a result you recorded a $647.5 million adjustment to Additional Paid-In Capital for the spin-off transaction. Please explain to us and revise to disclose in the notes to the financial statements how you calculated or determined the amount of the spin-off adjustment.

Note 12. Stockholders' Equity, page F-26
Noncontrolling Interests, page F-27

3. We note from your disclosure in Note 12 that it appears that your ownership interest in eLong changed during 2011. Please provide for us and revise the notes to the financial statements to include a separate schedule that shows the effects of changes in your ownership interest in eLong. See guidance in ASC 810-10-50-1(A)d.

Note 16-Commitments and Contingencies
Legal Proceedings, page F-30

4. We note your disclosures indicating that seventy-nine lawsuits have been filed by cities, counties and states involving hotel occupancy taxes. As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, you have established a reserve for the potential settlement of issues related to hotel occupancy taxes in the amount of $32 million as of December 31, 2011 and $24 million as of December 31, 2010. This reserve is based on your best estimate and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. We also note that your introductory statement indicates that you do not believe the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on your financial results. However, we note that the penultimate Risk Factor on page 14 states that if legal proceedings were to result in unfavorable outcomes, it could have a material adverse effect on your business and financial performance. Please revise to resolve the inconsistencies between these disclosures.

Note 17-Related Party Transactions, page F-31

5. We note the discussion on page 3 that indicates that your Chairman and Senior Executive of Expedia, Mr. Diller, controls about 62% of the outstanding total voting power of Expedia. Please revise the notes to your audited financial statements to indicate the percentage ownership interest he holds and disclose his ability to exercise significant influence or control over the Company's operations. Refer to the requirements of ASC 850-10- 50-1.

6. Furthermore, disclose the relationship with Liberty Interactive Corporation (Liberty) and the fact that if Mr. Diller ceases to control the company, Liberty may effectively control the company.

7. Finally, we note that your certificate of incorporation provides that no officer or director of Expedia who is also an officer or director of IAC or of TripAdvisor will be liable to Expedia or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to IAC or TripAdvisor instead of Expedia, or does not communicate information regarding a corporate opportunity to Expedia

Mr. Mark D. Okerstrom
Expedia, Inc.
March 8, 2012
Page 3

        because the officer or director has directed the corporate opportunity to IAC or
TripAdvisor. In light of the increasing competitive pressures described in your Risk
Factors and MD&A, please disclose the exacerbated risks of conflicts of interest as
described in the first Risk Factor on page 16 between Expedia, IAC and TripAdvisor
because the provision effectively shields an overlapping director/executive officer from
liability for breach of fiduciary duty in the event that such director or officer chooses to
direct a corporate opportunity to IAC or TripAdvisor instead of Expedia.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

        You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at
(202) 551-3301 if you have questions regarding comments on the financial statements and
related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief